EXHIBIT 5.1
January 25, 2010

m-Wise, Inc.
3 Sapir Street
Herzeliya Pituach, Israel 46852

Gentlemen:

We have acted as counsel to m-Wise, Inc., a Delaware corporation (the “Company”), in connection with the filing of a registration statement (the “Registration Statement”) on Form S-8 under the Securities Act of 1933, as amended (the “Act”), covering the registration of up to 2,750,000 shares (the “Shares”) of common stock of the Company, par value $0.0017 per share (the “Common Stock”), available for grant under the Company’s 2010 Consulting Agreements (the “Consulting Agreements”).

We have examined the originals, or copies certified or otherwise identified to our satisfaction, of such documents and corporate and public records as we deem necessary as a basis for the opinion hereafter expressed. With respect to such examination, we have assumed the genuineness of all signatures appearing on all documents presented to us as originals, and the conformity to the originals of all documents presented to us as conformed or reproduced copies. Where factual matters relevant to such opinion were not independently established, we have relied upon certificates of executive officers and responsible employees and agents of the Company.

Based on the foregoing, it is our opinion that the Shares, when issued in conformance with the 2010 Consulting Agreements, will be duly and validly issued and fully paid and nonassessable.

This opinion opines upon Delaware law including the Delaware constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws. We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby concede that we come within the categories of persons whose consent is required by the Act or the general rules and regulations promulgated thereunder.

Very truly yours,
/s/ Gersten Savage LLP
Gersten Savage LLP